Adopted November 9, 1939                                 File No. 69-65


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549


                                     FORM U-3A-2

                       For the Year Ended December 31, 1995

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
       THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



     CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                  (Name of Company)

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          l. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


     CENTRAL VERMONT PUBLIC SERVICE CORPORATION

          Central Vermont Public Service Corporation ("CVPS") was incorporated in Vermont on August 20, 1929 and has its principal executive office at 77 Grove Street, Rutland, Vermont.

          The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to about 136,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and in Vermont to one small private utility. It also interchanges economy and emergency power through the New England Power Pool.


     CONNECTICUT VALLEY ELECTRIC COMPANY INC.

          Connecticut Valley Electric Company Inc. ("CVEC"), a wholly owned subsidiary of CVPS, was incorporated in New Hampshire on December 9, 1948, and has its principal office at 104 Pleasant Street, Claremont, New Hampshire.

          CVEC acquired on December 31, 1949, the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

          The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to about 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

                       VERMONT ELECTRIC POWER COMPANY, INC.

          Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of CVPS which owns 56.8% of its outstanding Common Stock, $100 Par Value, and 46.6% of its outstanding Preferred Stock, $100 Par Value, was incorporated in Vermont on December 28, 1956 and has its principal office at Pinnacle Ridge Road, Town of Rutland, Vermont.

          VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8% of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO and therefore VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until May 1995 and was extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties.

          VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

          VELCO also has agreements for single unit and system power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

          VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

          Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly owned subsidiary of VELCO, was incorporated in Vermont on May 13, 1982 and has its principal office at Pinnacle Ridge Road, Town of Rutland, Vermont.

          VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

                       VERMONT YANKEE NUCLEAR POWER CORPORATION

          Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS which owns 31.3% of its outstanding common stock, $100 Par Value, was incorporated in Vermont on August 4, 1966 and has its principal office at Ferry Road, Brattleboro, Vermont.

          The business of VY is the ownership and operation of a nuclear power plant at Vernon, Vermont and the sale of electricity generated at the plant to its sponsoring stockholders.

                                  C. V. REALTY, INC.

          C. V. Realty, Inc. was incorporated in Vermont on August 30, 1968 and has its principal office at 77 Grove Street, Rutland, Vermont.

          C. V. Realty, Inc., a wholly owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

                        CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                                 BRADFORD HYDROELECTRIC, INC.

          Central Vermont Public Service Corporation - Bradford Hydroelectric, Inc., ("Bradford") a wholly owned subsidiary of CVPS was incorporated in Vermont on November 3, 1981 and has its principal office at 77 Grove Street, Rutland, Vermont.

          Bradford was formed for the purposes of acquiring and constructing a hydroelectric project having a capacity of 1500 KW in Bradford, Vermont and leasing said project to CVPS. Bradford was dissolved on January 16, 1996.

          For financial reporting purposes, Bradford's financial data is included with CVPS on the Consolidating Financial Statements.

                         CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                                EAST BARNET HYDROELECTRIC, INC.

          Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc., ("East Barnet") a wholly owned subsidiary of CVPS was incorporated in Vermont on November 3, 1981 and has its principal office at 77 Grove Street, Rutland, Vermont.

          East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

          For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

                               SMARTENERGY SERVICES, INC.

          SmartEnergy Services, Inc. ("SES") was incorporated in Vermont on January 8, 1993 and has its principal office at 77 Grove Street, Rutland, Vermont.

          SES is a wholly owned subsidiary of CVPS and was formed for the purpose of engaging in the sale or rental of electric water heaters and other energy efficient products.

                               CV ENERGY RESOURCES, INC.

          CV Energy Resources, Inc. ("CVER") was incorporated in Vermont on August 4, 1986 and has its principal office at 77 Grove Street, Rutland, Vermont.

          CVER is a wholly owned subsidiary of CVPS and was formed primarily for the purpose of investing in energy related projects.

                             CATAMOUNT ENERGY CORPORATION

          Catamount Energy Corporation ("CEC") was incorporated in Vermont on June 23, 1992 and has its principal office at 71 Allen Street, Rutland, Vermont.

          CEC is a wholly owned subsidiary of CVPS and was formed primarily for the purpose of investing in energy supply projects. CEC has eight wholly owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Williams Lake, Ltd., Catamount Rupert Corporation, Catamount Glenns Ferry Corporation, Summersville Hydro Corporation and Gauley River Management Corporation.

                            CATAMOUNT RUMFORD CORPORATION

          Catamount Rumford Corporation, formerly CV Rumford, Inc., was incorporated in Vermont on April 11, 1989 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Catamount Rumford Corporation is a wholly owned subsidiary of CEC and is a limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

          For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                             EQUINOX VERMONT CORPORATION

          Equinox Vermont Corporation was incorporated in Vermont on May 10, 1990 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Equinox Vermont Corporation is a wholly owned subsidiary of CEC and is a general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

          For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                            APPOMATTOX VERMONT CORPORATION

          Appomattox Vermont Corporation was incorporated in Vermont on October 24, 1991 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Appomattox Vermont Corporation is a wholly owned subsidiary of CEC and is a limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a coal and wood-fired cogeneration facility located in Hopewell, Virginia.

          For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                              CATAMOUNT WILLIAMS LAKE, LTD.

          Catamount Williams Lake, Ltd. was incorporated in Vermont on December 14, 1992 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Catamount Williams Lake, Ltd. is a wholly owned subsidiary of CEC and is a limited partner in T.E.S. Williams Lake Limited Partnership, which is a limited partner in NW Energy (Williams Lake) Limited Partnership, which owns a 60 MW wood-fired generating project in Williams Lake, British Columbia, Canada.

          For financial reporting purposes, Catamount Williams Lake, Ltd.'s financial data is included with CEC on the Consolidating Financial Statements.

                              CATAMOUNT RUPERT CORPORATION

          Catamount Rupert Corporation was incorporated in Vermont on January 13, 1995 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Catamount Rupert Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Rupert Cogeneration Partners, Ltd., a limited partnership that is developing a 10 MW cogeneration facility in Rupert, Idaho.

                         CATAMOUNT GLENNS FERRY CORPORATION

          Catamount Glenns Ferry Corporation was incorporated in Vermont on January 16, 1995 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Catamount Glenns Ferry Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Glenns Ferry Cogeneration Partners, Ltd., a limited partnership that is developing a 10 MW cogeneration facility in Glenns Ferry, Idaho.

                         GAULEY RIVER MANAGEMENT CORPORATION

          Gauley River Management Corporation was incorporated in Vermont on July 21, 1995 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Gauley River Management Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of serving as the General Partner in Gauley River Power Partners, L.P., a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                           SUMMERSVILLE HYDRO CORPORATION

          Summersville Hydro Corporation was incorporated in Vermont on July 21, 1995 and has its principal office at 71 Allen Street, Rutland, Vermont.

          Summersville Hydro Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Gauley River Power Partners, L.P. that intends to develop an up to 80 MW small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                        CENTRAL VERMONT PUBLIC SERVICE CORPORATION

          CVPS's electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 18 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

          The electric systems of CVPS include about 614 miles of transmission lines, about 7,228 miles of overhead distribution lines and about 223 miles of underground distribution lines, which are located in Vermont except for about 23 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

          CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

          Vermont Yankee Nuclear Power Corporation in Vermont (30.486% - 156.7
     MW); Maine Yankee Atomic Power Company in Maine (1.7961% - 14.881 MW); Connecticut Yankee Atomic Power Company in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company in Massachusetts (3.5% - 6.153 MW).

          CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

          Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% -
     10.76 MW).

          The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 46.08% owner of this project.

                        CONNECTICUT VALLEY ELECTRIC COMPANY INC.

          CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

          The electric systems of CVEC include about two miles of transmission lines, about 426 miles of overhead distribution lines and about 11 miles of underground distribution lines.

                        VERMONT ELECTRIC POWER COMPANY, INC.

          VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the NYPA at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

          VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

                      VERMONT YANKEE NUCLEAR POWER CORPORATION

          Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a capacity of 522 megawatts (net). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                           BRADFORD HYDROELECTRIC, INC.

          Electric properties of Bradford consist of a 1500 KW hydroelectric generating station and associated facilities at Bradford, Vermont involving real estate of 10.2 acres.

                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                          EAST BARNET HYDROELECTRIC, INC.

          Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                      1995

          VY*                        CVPS**                  CVEC

          Electric:
          3,858,510,000 KWH     3,681,918,600 KWH      159,628,399 KWH

          Gas:
          None                  None                   None

         *The sales of electric energy shown herein of VY include sales to VELCO.

        **The sales of electric energy shown herein of CVPS include sales to CVEC and VELCO.

                                      1995
                                      VELCO

         Electric                  928,169,300 KWH

         Gas                           None

            (b) Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                                      1995

         VY                           CVPS                  CVEC

         Electric:
         None                         None                  None

         Gas:
         None                         None                  None

                                      1995

                                      VELCO

         Electric                     None

         Gas                          None

            (c) Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      1995

          VY                           CVPS*                CVEC
          Electric**:
          None                     150,436,527 KWH          None

          Gas:
          None                     None                     None

         *The sales of electric energy shown herein of CVPS include sales to CVEC.

        **Deliveries made at the step-up substation at the site.

                                     1995

                                     VELCO

          Electric                   None

          Gas                        None

          (d) Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                                     1995

          VY                            CVPS                   CVEC

          Electric:

            None                    280,070,473 KWH       126,375,740 KWH

          Gas:

            None                    None                     None


                                         1995

                                         VELCO

          Electric                  648,435,030 KWH

          Gas                       None


                    Central Vermont Public Service Corporation -
                           Bradford Hydroelectric, Inc.

     Bradford leases one hydroelectric generating station, which went into service December 20, 1982 to CVPS.

                    Central Vermont Public Service Corporation -
                          East Barnet Hydroelectric, Inc.

     East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator (EWG) or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          NW Energy (Williams Lake) Limited Partnership, located in Williams Lake, British Columbia, Canada; its business address is at 1710-1066 West Hastings Street, Vancouver, British Columbia, Canada. The facility is a wood waste fired electric generating facility with 60MW (net output).

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Williams Lake, Ltd. ("Wms Lake") is a wholly owned subsidiary of CEC. Wms Lake is a Limited Partner in T.E.S. Williams Lake Limited Partnership ("T.E.S. LP"). Wms Lake acquired 24.5% of a limited partnership interest in T.E.S. LP, whose sole business is owning a limited partnership interest in NE Energy Williams Lake Limited Partnership ("NW Energy"). NW Energy is a limited partnership formed under and in accordance with the laws of the Province of British Columbia, Canada. The facility will be used for the generation of electric energy exclusively for sale at wholesale.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                 Guarantee of             Debt or
          Capital Invested         Security          Financial Obligation

          $1,155,428.                None                   None

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                   Capitalization                Earnings

                   $96,133,595.                  $2,585,739.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None

                                      EXHIBIT A

          Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

          See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 1995.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 1996.


                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                (Name of Claimant)



                     By:      /s/   James M. Pennington
                            James M. Pennington, Controller


     CORPORATE SEAL

     Attest:



           /s/  Carole L. Root
          Assistant Secretary




     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



     Carole L. Root                          Assistant Secretary
          (Name)                                  (Title)

                   Central Vermont Public Service Corporation

                     77 Grove Street, Rutland, VT   05701
                                   (Address)

                                                   Exhibit A

                                             CENTRAL VERMONT PUBLIC SERVICE CORPORATION      1 of 2
                                                         AND ITS SUBSIDIARIES

                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1995
                                                          (Dollars in thousands)
                                                                                Consol-
                                                                                idating     TOTAL
                                       CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                       --------- --------- --------- --------- --------- -----------
                                                   56.8%   (Note C)    31.3%
                                                   Owned               Owned
Operating revenues                     $288,277   $16,398    $5,960  $180,437  ($67,321)   $423,751
                                       --------- --------- --------- --------- --------- -----------
Operating expenses:
  Operation:
    Purchased power                     149,665       -         -         -     (54,958)     94,707
    Production and transmission          20,883     1,460        21    19,771   (12,228)     29,907
    Other operation                      42,116     4,293       171    75,587      (135)    122,032
  Maintenance                            12,874     1,937       189    30,373       -        45,373
  Depreciation                           17,297     3,778     2,435    14,445       -        37,955
  Decommissioning expense                   -         -         -      12,670       -        12,670
  Other taxes, principally property tax  10,543     2,146       512    10,225       -        23,426
  Taxes on income (Note B)               10,662        17       517     2,360       -        13,556
                                       --------- --------- --------- --------- --------- -----------
       Total operating expenses         264,040    13,631     3,845   165,431   (67,321)    379,626
                                       --------- --------- --------- --------- --------- -----------
Operating income                         24,237     2,767     2,115    15,006       -        44,125

Other income and deductions:
  Equity in earnings of companies not
   consolidated                           3,292       732       -         -      (3,493)        531
  Allowance for equity funds during con     243       -         -           1       -           244
  Other income, net                       2,678       299       120     4,146       -         7,243
  Other taxes                              (185)      -         -         -         -          (185)
  Benefit (provision) for income taxes     (246)      -         -      (1,729)      -        (1,975)
                                       --------- --------- --------- --------- --------- -----------
Total operating and other income         30,019     3,798     2,235    17,424    (3,493)     49,983
Net interest expense                     10,168     2,502     1,503    10,635       -        24,808
                                       --------- --------- --------- --------- --------- -----------
Net income before minority interest      19,851     1,296       732     6,789    (3,493)     25,175
Minority interest in net income             -         -         -         -      (5,324)     (5,324)
                                       --------- --------- --------- --------- --------- -----------
Net income after minority interest       19,851     1,296       732     6,789    (8,817)     19,851
Retained Earnings, January 1             55,575       174        47     1,376    (1,597)     55,575
                                       --------- --------- --------- --------- --------- -----------
                                         75,426     1,470       779     8,165   (10,414)     75,426
Cash dividends declared:               --------- --------- --------- --------- --------- -----------
  Preferred stock                         2,028       540       -         -        (540)      2,028
  Common stock                            6,976       700       700     7,320    (8,720)      6,976
                                       --------- --------- --------- --------- --------- -----------
       Total dividends                    9,004     1,240       700     7,320    (9,260)      9,004
                                       --------- --------- --------- --------- --------- -----------
Retained Earnings, December 31          $66,422      $230       $79      $845   ($1,154)    $66,422

                                       ========= ========= ========= ========= ========= ===========



                                                CENTRAL VERMONT PUBLIC SERVICE               2 of 2
                                                       AND ITS SUBSIDIARIES


                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1995
                                                          (Dollars in thousands)   Reclassi-
                                                                                    fying &
                                                      C.V.                          Consol-
                                                     Realty,                        idating
                                  CVPS      CVEC      Inc.       SES       CEC      Entries   CVPS-CONS
                                --------- --------- --------- --------- --------- ----------- ---------
                                          (Note A)  (Note A)  (Note A)  (Note A)
Operating revenues              $280,785   $17,149     -        $1,823       $25  ($11,505)   $288,277
                                --------- --------- --------- --------- --------- ----------- ---------
Operating expenses:
  Operation:
    Purchased power              145,546    13,416     -         -         -        (9,297)    149,665
    Production and transmission   20,862        21     -         -         -             -      20,883
    Other operation               40,236     2,103     -         1,374     1,637    (3,234)     42,116
  Maintenance                     12,295       580     -             6        19       (26)     12,874
  Depreciation                    16,848       449      3          371        38      (412)     17,297
  Other taxes                      9,968       576     -            62        78      (141)     10,543
  Taxes on income (Note B)        10,891      (106)     1         (174)      853      (803)     10,662
                                --------- --------- --------- --------- --------- ----------- ---------
       Total operating expenses  256,646    17,039      4        1,639     2,625   (13,913)    264,040
                                --------- --------- --------- --------- --------- ----------- ---------
Operating income (loss)           24,139       110     (4)         184    (2,600)    2,408      24,237

Other income and deductions:
  Equity in earnings of companies not
   consolidated                    5,295       -       -         -         3,755    (5,758)      3,292
  Allow. for equity funds during
   construction                      243       -       -         -         -           -           243
  Other income (expenses), net      (601)       (3)    15         (395)    1,392     2,270       2,678
  Other taxes                        (27)      -       (2)       -           (15)     (141)       (185)
  Benefit (provision) for
   income taxes                      548         9     -         -         -          (803)       (246)
                                --------- --------- --------- --------- --------- ----------- ---------
Total operating and other
   income (loss)                  29,597       116      9         (211)    2,532    (2,024)     30,019
Net interest expense               9,746       326     -            45        74       (23)     10,168
                                --------- --------- --------- --------- --------- ----------- ---------
Net income (loss)                 19,851      (210)     9         (256)    2,458    (2,001)     19,851
Retained Earnings, January 1      55,575     1,852    180         (583)    3,870    (5,319)     55,575
                                --------- --------- --------- --------- --------- ----------- ---------
                                  75,426     1,642    189         (839)    6,328    (7,320)     75,426
Cash dividends declared:        --------- --------- --------- --------- --------- ----------- ---------
  Preferred stock                  2,028       -       -         -         -           -         2,028
  Common stock                     6,976       -       -         -         -           -         6,976
                                --------- --------- --------- --------- --------- ----------- ---------
       Total dividends             9,004       -       -         -         -           -         9,004
                                --------- --------- --------- --------- --------- ----------- ---------
Retained Earnings, December 31   $66,422    $1,642   $189        ($839)   $6,328   ($7,320)    $66,422
                                ========= ========= ========= ========= ========= =========== =========

                                                   Exhibit A

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATIO    1 of 4
                                   AND ITS SUBSIDIARIES

                             Consolidating Balance Sheet
                             Year Ended December 31, 1995
                                 (Dollars in thousands)
                                                                                Consol-
                                                                                idating     TOTAL
                                       CVPS-Cons   VELCO     VETCO      VY      Entries     CONS
                                       --------- --------- --------- --------- --------- -----------
                                                   56.8%   (Note C)    31.3%
                                                   Owned               Owned
                 Assets
                -------
Utility plant, at original cost        $453,784   $92,224   $47,770  $376,762        -     $970,540
  Less accumulated depreciation         136,057    47,425    22,657   225,257        -      431,396
                                       --------- --------- --------- --------- --------- -----------
                                        317,727    44,799    25,113   151,505        -      539,144
  Construction work in progress           8,108         -         -       868        -        8,976
                                       --------- --------- --------- --------- --------- -----------
                                        325,835    44,799    25,113   152,373        -      548,120
Nuclear fuel                              7,167         -         -   376,756        -      383,923
  Less accumulated amortization           6,000         -         -   356,713        -      362,713
                                       --------- --------- --------- --------- --------- -----------
     Net utility plant                  327,002    44,799    25,113   172,416        -      569,330
                                       --------- --------- --------- --------- --------- -----------
Investments in affiliates, at equity (Note D)
  Nuclear generating companies           20,992         -         -         -   (16,740)      4,252
  Other affiliated companies              5,472     4,279         -         -    (9,751)          -
                                       --------- --------- --------- --------- --------- -----------
     Total                               26,464     4,279         -         -   (26,491)      4,252
                                       --------- --------- --------- --------- --------- -----------

Nonutility investments                   22,622         -         -         -         -      22,622
                                       --------- --------- --------- --------- --------- -----------
Nonutility property, less accumulated
  depreciation of $3,664 consolidated     2,896         -         -         -         -       2,896
                                       --------- --------- --------- --------- --------- -----------
Current assets:
  Cash & Cash Equivilents                11,962       219        97    14,001         -      26,279
  Accounts receivable, less allowance
    for uncollectible accts.
    $1,551 consolidated                  20,543    13,435         -    10,813         -      44,791
  Accounts receivable - affiliates          817     4,284         4     5,565   (10,670)          -
  Unbilled revenue                       11,177        49         -         -         -      11,226
  Materials and supplies, at average cost 4,023     1,462       118    16,768         -      22,371
  Prepayments                             3,607       134        22     5,120         -       8,883
  Other current assets                    8,446     2,011         1         -         -      10,458
                                       --------- --------- --------- --------- --------- -----------
     Total current assets                60,575    21,594       242    52,267   (10,670)    124,008
                                       --------- --------- --------- --------- --------- -----------
Regulatory assets and other deferred ch  50,503       996       720   283,951         -     336,170
                                       --------- --------- --------- --------- --------- -----------
      Total Assets                     $490,062   $71,668   $26,075  $508,634  ($37,161) $1,059,278
                                       ========= ========= ========= ========= ========= ===========

                           CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                     AND ITS SUBSIDIARIES
                                                                      2 of 4
                                Consolidating Balance Sheet
                                 Year Ended December 31, 1995
                                    (Dollars in thousands)
                                                                                Consol-
                                                                                idating    TOTAL
                                       CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                       --------- --------- --------- --------- --------- -----------
                                                   56.8%   (Note C)    31.3%
     Capitalization and Liabilities                Owned               Owned
     ------------------------------
Capitalization:
 Common stock (Note E)                  $70,715    $6,000        $1   $40,001  ($46,002)    $70,715
 Other paid-in capital                   47,189        -      4,199    14,227    (8,304)     57,311
 Capital stock expense                   (1,938)       -         -         -         -       (1,938)
 Retained earnings                       66,422       230        79       845    (1,154)     66,422
 Treasury stock, at cost (Note E)        (2,628)       -         -     (1,130)       -       (3,758)

                                       --------- --------- --------- --------- --------- -----------
     Total common stock equity          179,760     6,230     4,279    53,943   (55,460)    188,752
                                       --------- --------- --------- --------- --------- -----------
Cumulative preferred and preference
  stock (Note F)                         28,054    10,000        -         -    (10,000)     28,054
Return of Capital                            -     (5,800)       -         -      5,800          -
                                       --------- --------- --------- --------- --------- -----------
     Total preferred stock               28,054     4,200        -         -     (4,200)     28,054
                                       --------- --------- --------- --------- --------- -----------

First Mortgage bonds                    101,000    30,953        -     75,845        -      207,798
Notes payable                            19,142        -     12,580        -         -       31,722
Other long-term debt                         -        322        -         -         -          322
                                       --------- --------- --------- --------- --------- -----------
     Total long-term debt               120,142    31,275    12,580    75,845        -      239,842
                                       --------- --------- --------- --------- --------- -----------

Minority interest                            -         -         -         -     33,169      33,169
                                       --------- --------- --------- --------- --------- -----------
     Total capitalization               327,956    41,705    16,859   129,788   (26,491)    489,817
                                       --------- --------- --------- --------- --------- -----------

Long-Term lease arrangements             19,385        -         -         -         -       19,385
                                       --------- --------- --------- --------- --------- -----------
Current liabilities:
  Notes payable - banks                  13,505     1,500     2,200        -         -       17,205
  Long-term debt - current portion           -      3,877     2,120        -         -        5,997
  Accounts payable                        5,485    15,360        12    13,764        -       34,621
  Accounts payable - affiliates           9,800       806        32        32   (10,670)         -
  Accrued interest                          549       446        50     1,333        -        2,378
  Accrued income taxes                    1,497        22        26     1,670        -        3,215
  Other current liabilities              26,059        34        -      8,259        -       34,352
                                       --------- --------- --------- --------- --------- -----------
     Total current liabilities           56,895    22,045     4,440    25,058   (10,670)     97,768
                                       --------- --------- --------- --------- --------- -----------

Accumulated deferred income taxes        57,191     1,687     3,004    29,876        -       91,758
Deferred investment tax credits           8,003       792     1,214     6,047        -       16,056
Accrued decommissioning costs                -         -         -    179,516        -      179,516
Deferred credits and misc. reserves      20,632     5,439       558   138,349        -      164,978
                                       --------- --------- --------- --------- --------- -----------
                                         85,826     7,918     4,776   353,788        -      452,308
                                       --------- --------- --------- --------- --------- -----------
Total Capitalization and Liabilities   $490,062   $71,668   $26,075  $508,634  ($37,161) $1,059,278
                                       ========= ========= ========= ========= ========= ===========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION           3 of 4
                                                          AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1995
                                                          (Dollars in thousands)

                                                        C.V.                          Consol-
                                                       Realty                         idating
                                    CVPS      CVEC      Inc.       SES       CEC      Entries   CVPS-CONS
                                  --------- --------- --------- --------- --------- ----------- ---------
                                            (Note A)  (Note A)  (Note A)  (Note A)
                 Assets
                 ------
Utility plant, at original cost   $441,255   $12,529         -         -         -           -  $453,784
  Less accumulated depreciation    131,853     4,204         -         -         -               136,057
                                  --------- --------- --------- --------- --------- ----------- ---------
                                   309,402     8,325         -         -         -           -   317,727
  Construction work in progress      7,927       181         -         -         -           -     8,108
                                  --------- --------- --------- --------- --------- ----------- ---------
                                   317,329     8,506         -         -         -           -   325,835
Nuclear fuel                         7,167         -         -         -         -           -     7,167
  Less accumulated amortization      6,000         -         -         -         -           -     6,000
                                  --------- --------- --------- --------- --------- ----------- ---------
     Net utility plant             318,496     8,506         -         -         -           -   327,002
                                  --------- --------- --------- --------- --------- ----------- ---------
Investments in affiliates,
  at equity (Note D)
  Nuclear generating companies      20,992         -         -         -         -           -    20,992
  Other affiliated companies        38,150         -         -         -         -     (32,678)    5,472
                                  --------- --------- --------- --------- --------- ----------- ---------
     Total                          59,142         -         -         -         -     (32,678)   26,464
                                  --------- --------- --------- --------- --------- ----------- ---------

Nonutility investments                   -         -         -         -    22,622           -    22,622
                                  --------- --------- --------- --------- --------- ----------- ---------
Nonutility property, less
  accumulated depreciation of
  $20 parent company and
  $3,664 consolidated                  229         -        44     2,104       519           -     2,896
                                  --------- --------- --------- --------- --------- ----------- ---------

Current assets:
  Cash & Cash Equivilents            1,793       144       221       233     9,571           -    11,962
  Accounts receivable, less
    allowance for                        -
    uncollectible accounts
    $1,470 parent company and
    $1,551 consolidated             17,827     1,866         -        71       779           -    20,543
  Accounts receivable - affiliates   5,372       300        56       794       513      (6,218)      817
  Unbilled revenue                  10,946       231         -         -         -           -    11,177
  Materials and supplies, at
    average cost                     4,007         -         -        16         -           -     4,023
  Prepayments                        3,521        61         -         5        20           -     3,607
  Other current assets               5,684        10         -         -     2,752           -     8,446
                                  --------- --------- --------- --------- --------- ----------- ---------
     Total current assets           49,150     2,612       277     1,119    13,635      (6,218)   60,575
                                  --------- --------- --------- --------- --------- ----------- ---------
Regulatory assets and other
   deferred charges                 50,457        47         -         -        (1)          -    50,503
                                  --------- --------- --------- --------- --------- ----------- ---------
      Total Assets                $477,474   $11,165      $321    $3,223   $36,775    ($38,896) $490,062
                                  ========= ========= ========= ========= ========= =========== =========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION             4 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1995
                                                          (Dollars in thousands)

                                                         CV                           CONSOL-
                                                       REALTY                         IDATING
                                    CVPS      CVEC       INC       SES       CEC      ENTRIES   CVPS-CONS
                                  --------- --------- --------- --------- --------- ----------- ---------
                                            (Note A)  (Note A)  (Note A)  (Note A)   (Note A)
     Capitalization and Liabilities
     ------------------------------
Capitalization:
Common stock (Note E)              $70,715      $700       $30        -         -        ($730)  $70,715
 Other paid-in capital              47,189        -         -      3,613    21,015     (24,628)   47,189
 Capital stock expense              (1,938        -         -         -         -           -     (1,938)
 Retained earnings                  66,422     1,642       189      (839)    6,328      (7,320)   66,422
 Treasury stock (Note E)            (2,628)       -         -         -         -           -     (2,628)
                                  --------- --------- --------- --------- --------- ----------- ---------
     Total common stock equity     179,760     2,342       219     2,774    27,343     (32,678)  179,760
                                  --------- --------- --------- --------- --------- ----------- ---------
Cumulative preferred and preference
  stock (Note F)                    28,054        -         -         -         -           -     28,054
                                  --------- --------- --------- --------- --------- ----------- ---------

First Mortgage bonds               101,000        -         -         -         -           -    101,000
Notes payable                       16,300     2,500        -         -        342          -     19,142
                                  --------- --------- --------- --------- --------- ----------- ---------
     Total long-term debt          145,354     2,500        -         -        342          -    148,196
                                  --------- --------- --------- --------- --------- ----------- ---------

     Total capitalization          325,114     4,842       219     2,774    27,685     (32,678)  327,956
                                  --------- --------- --------- --------- --------- ----------- ---------

Long-term lease arrangements        19,385        -         -         -         -           -     19,385
                                  --------- --------- --------- --------- --------- ----------- ---------
Current liabilities:
  Notes payable - banks             13,000       490        -         -         15          -     13,505
  Long-term debt - current portion      -         -         -         -         -           -         -
  Accounts payable                   4,591       727        -         43       124          -      5,485
  Accounts payable - affiliates     11,458     3,764       102       100       594      (6,218)    9,800
  Accrued interest                     547         1        -         -          1          -        549
  Accrued Income taxes               1,421        -         -         -         76          -      1,497
  Other current liabilities         25,606       292        -         16       145          -     26,059
                                  --------- --------- --------- --------- --------- ----------- ---------
     Total current liabilities      56,623     5,274       102       159       955      (6,218)   56,895
                                  --------- --------- --------- --------- --------- ----------- ---------

Accumulated deferred income taxes   47,963       803        -        290     8,135          -     57,191
Deferred investment tax credits      7,890       113        -         -         -           -      8,003
Deferred credits                    20,499       133        -         -         -           -     20,632
                                  --------- --------- --------- --------- --------- ----------- ---------
                                    76,352     1,049        -        290     8,135          -     85,826
                                  --------- --------- --------- --------- --------- ----------- ---------
Total Capitalization and
   Liabilities                    $477,474   $11,165      $321    $3,223   $36,775    ($38,896) $490,062
                                  ========= ========= ========= ========= ========= =========== =========

                                   Exhibit A

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                     For the Year Ended December 31, 1995



Note A-Consolidation:
          The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC),
     C. V. Realty, Inc., CV Energy Resources, Inc. (CVER), SmartEnergy Services, Inc. (SES) and Catamount Energy Corporation, Inc. (CEC), which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 56.8% owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3% owned, which constitutes total consolidated.

          CVPS follows the equity method of accounting for its investments in affiliates. See Note D.


Note B-Income taxes:
     CVPS and its wholly owned subsidiaries
     --------------------------------------
          The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

          A valuation allowance has not been recorded, as the Company expects all deferred income tax assets will be utilized in the future.

     VELCO
     -----
          VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                                  (continued)



     VY
     --
          Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.


Note C-VETCO:
          Vermont Electric Transmission Company, Inc. (VETCO) was incorporated in 1982, and is a wholly owned subsidiary of Vermont Electric Power Company, Inc. VETCO was formed to construct, own and operate the Vermont portion of a high voltage transmission line connecting the electric system of New England with that of Hydro-Quebec, a Canadian utility.

          VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

          Because these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note D-Investments in affiliates:
          CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

                                                             December 31,
                                                                 1995
                                                             ------------
     Nuclear generating companies
          VY                                                   $16,740
          Maine Yankee Atomic Power Company                      1,411
          Connecticut Yankee Atomic Power Company                2,021
          Yankee Atomic Electric Company                           820

     Other affiliated companies:
          CVEC                                                   2,343
          C. V. Realty, Inc.                                       218
          SES                                                    2,774
          CEC                                                   27,343
          VELCO:
             Common stock                                        3,496
             Preferred stock                                     1,976
                                                               -------
               Total investments - CVPS                         59,142

          VELCO investment in VETCO                              4,279
                                                               -------
               Total investments                                63,421

     Consolidating eliminations                                 59,169
                                                               -------
               Total consolidated                              $ 4,252
                                                               =======

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note E-Common stock:
          The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

                                                             December 31,
                                                                 1995
                                                             ------------
     CVPS:
          Common stock, $6 par value, authorized
             19,000,000 shares; outstanding
             11,785,848 shares                                $ 70,715
             Treasury stock, at cost 195,100 shares            (2,628)
     CVEC:
          Common stock, $50 par value, authorized
             20,000 shares; outstanding 14,000 shares              700
     C. V. Realty, Inc.:
          Common stock, $100 par value, authorized
             500 shares; outstanding 300 shares                     30
     SES:
          Common stock, $1 par value, authorized
             10,000 shares; outstanding 1 share                    -
     CEC:
          Common stock, $1 par value, authorized
             10,000 shares; outstanding 1 share                    -
     VELCO:
          Common stock, $100 par value, Class B-authorized
             92,000 shares; outstanding 60,000 shares            6,000
     VETCO:
          Common stock, $100 par value, authorized
             and outstanding 10 shares                               1
     VY:
          Common stock, $100 par value, authorized
             400,100 shares; outstanding 400,014 shares         40,001
             Treasury stock, at cost 7,533 shares               (1,130)
                                                              --------
                  Total common stock equity                    113,689

     Consolidating eliminations                                 46,732
                                                              --------
                  Total consolidated                          $ 66,957
                                                              ========

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note F-Preferred and preference stock:
          Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
                                                             December 31,
                                                                 1995
                                                             ------------
     CVPS:
          Preferred stock, $100 par value, authorized
             500,000 shares
              Outstanding:
               4.15%  series,  37,856 shares                   $ 3,786
               4.65%  series,  10,000 shares                     1,000
               4.75%  series,  17,682 shares                     1,768
               5.375% series,  15,000 shares                     1,500
               8.30%  series, 200,000 shares                    20,000
          Preference stock, $1 par value, authorized
             1,000,000 shares; outstanding - none                  -

     VELCO:
          Preferred stock, $100 par value, authorized
             125,000 shares; outstanding 100,000 shares         10,000
          Return of capital                                     (5,800)

     VY:
          Preferred stock, $100 par value, authorized
             300,000 shares; outstanding - none                    -
                                                              --------
               Total cumulative preferred and
                preference stock                                32,254

     Consolidating eliminations                                  4,200
                                                              --------
               Total consolidated                             $ 28,054
                                                              ========

                                EXHIBIT C


     Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                         (Name of Holding Company)


                                   100%
                        CATAMOUNT ENERGY CORPORATION


                                   100%
                        CATAMOUNT WILLIAMS LAKE LTD.


                                  24.5%
                          T.E.S. WILLIAMS LAKE L.P.


                                   33%
                         NW ENERGY WILLIAMS LAKE L.P.